

BACKERS.SOLUTIONS LLC
A Wyoming Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

BACKERS.SOLUTIONS LLC

For the year ended December 31, 2019 and the period from March 26, 2018 (inception)
through December 31, 2018

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members of Backers.Solutions LLC
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Backers.Solutions LLC ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity, and cash flows for the period from March 26, 2018 (inception) to December 31, 2018 and the year ended December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has note generated positive cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

May 28, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

BACKERS.SOLUTIONS LLC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ -	$ 85
Total current assets	-	85
Total assets	$ -	$ 85
Liabilities and members' equity		
Current liabilities		
Bank overdraft	$ 38	$ -
Total current liabilities	38	-
Total liabilities	38	-
Members' equity		
Member contributions	17,419	10,880
Accumulated deficit	(17,457)	(10,795)
Total members' equity	(38)	85
Total liabilities and members' equity	$ -	$ 85

See accountants' review report and accompanying notes to the financial statements.

2

BACKERS.SOLUTIONS LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2019 and

the period from March 26, 2018 (inception) through December 31, 2018

(unaudited)

	2019	2018
Revenue, net	$ -	$ -
Operating expenses		
Professional fees	3,636	668
Advertising and marketing	1,000	8,400
General and administrative	908	1,033
Website expenses	565	410
Travel	325	255
Software and supplies	228	29
Total operating expenses	6,662	10,795
Net loss	$ (6,662)	$ (10,795)
Changes in members' equity		
Beginning members' equity	$ 85	$ -
Capital contributions	6,539	10,880
Distributions to members	-	-
Net income (loss)	(6,662)	(10,795)
Ending members' equity	$ (38)	$ 85

See accountants' review report and accompanying notes to the financial statements.

3

BACKERS.SOLUTIONS LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2019 and
the period from March 26, 2018 (inception) through December 31, 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (6,662)	$ (10,795)
Net cash used by operating activities	(6,662)	(10,795)
Cash flows from investing activities	-	-
Cash flows from financing activities		
Bank overdraft	38	-
Member contributions	6,539	10,880
Net cash provided by financing activities	6,577	10,880
Net decrease in cash and cash equivalents	(85)	85
Cash and cash equivalents, beginning	85	-
Cash and cash equivalents, ending	$ -	$ 85
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

4

BACKERS.SOLUTIONS LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period from March 26, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Backers.Solutions LLC ("the Company") is a limited liability company organized March 26, 2018 under the laws of the State of Wyoming, and is headquartered in Las Vegas, Nevada. The Backers.Solutions Platform leverages digital currency and smart contracts to connect eSports communities through competitions and events.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Risks and Uncertainties

The Company has not commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

BACKERS.SOLUTIONS LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period from March 26, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2019 and the period from March 26, 2018 (inception) through December 31, 2018, the Company recognized $1,000 and $8,400 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

BACKERS.SOLUTIONS LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period from March 26, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Wyoming jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 28, 2020, the date these financial statements were available to be issued.

On January 22, 2020 the Company converted from a Wyoming Limited Liability Company to a Wyoming Corporation and authorized 10,000,000 shares of $1.00 par value common stock.

The Company issued 4,280,000 shares of common stock to five investors for an aggregate consideration of $53,000. The remaining 5,720,000 shares are available for issuance under the Company's qualified small business corporation stock plan.

BACKERS.SOLUTIONS LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period from March 26, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $17,457 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS & MEMBERS EQUITY

During the years ended December 31, 2019 and 2018, the Company's managing member contributed funds for operations in the amounts of $6,539 and $10,880, respectively. The Company's managing member controlled 100% of outstanding equity as of December 31, 2019.